(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-51556

CUSIP NUMBER 151345105

For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Centennial Bank Holdings, Inc.
Full Name of Registrant

Not applicable
Former Name if Applicable

1331 Seventeenth St., Suite 300
Address of Principal Executive Office (Street and Number)

Denver, Colorado, 80202
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☒	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report on Form 10-K (the “Form 10-K”) of Centennial Bank Holdings, Inc. (the “Company”) for the year ended December 31, 2006 cannot be filed within the prescribed time period due to a determination by the management and the Audit Committee of the Board of Directors of the Company that the Company is required to restate its previously issued consolidated statements of cash flows for the year ended December 31, 2005 as set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, the nine-month periods ended September 30, 2006 and 2005, the six-month periods ended June 30, 2006 and 2005, and the three-month periods ended March 31, 2006 and 2005 as set forth in the Company’s Quarterly Reports on Form 10-Q for the periods ended September 30, 2006, June 30, 2006 and March 31, 2006, respectively. We believe that the restatements will not affect the Company’s consolidated statements of income, consolidated balance sheets or consolidated statements of stockholders’ equity and comprehensive income (loss) for any of the affected periods. Accordingly, the Company believes that the historical revenues, net income, earnings per share, total assets and regulatory capital will remain unchanged. The error in the previous year’s consolidated statements of cash flows was discovered on March 12, 2007. As result of this matter, the Form 10-K cannot be filed prior to March 16, 2007, the due date for the Form 10-K, because additional time is required for the Company’s registered public accounting firm to complete the procedures required to issue an opinion on the consolidated financial statements that include the restatement of the statements of cash flows.

The Company believes that the cash flow restatements will solely relate to the presentation of cash and cash equivalents held at Collegiate Peaks Bank (“Collegiate Peaks”), which the Company acquired in December 2004 and sold in November 2006. The cash and cash equivalents presented on the consolidated statements of cash flows should have included the cash and cash equivalents of Collegiate Peaks, which are classified as assets held for sale on the Company’s consolidated balance sheet. We believe that the restatements will solely affect the presentation of cash flows from operating activities, the total change in cash and cash equivalents, and the total cash and cash equivalents presented in the affected consolidated statements of cash flows of the Company.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Zsolt K. Bessko	(303)	296-9600
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation:

Centennial Bank Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto authorized.

Date	March 16, 2007	By	/s/ Zsolt K. Besskó
		Name:	Zsolt K. Besskó
		Title:	Executive Vice President, General Counsel and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

2

March 16, 2007

Centennial Bank Holdings, Inc.

Denver, Colorado

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by Centennial Bank Holdings, Inc. (the Company) on March 16, 2007, which contains notification of the registrant’s inability to file its Form 10-K by March 16, 2007. We have read the Company’s statements contained in Part III therein and we agree with the stated reasons as to why we have been unable to complete our audit and report on the Company’s consolidated financial statements for the year ended December 31, 2006, to be included in its Form 10-K.

Very truly yours,

/s/ KPMG LLP

KPMG LLP